SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
August 2022

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

Changes to the Company’s Board of Directors

NETANYA, Israel, August 30, 2022 - RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA) announced today that effective as of today, Mr. Chaim Gofen (“Mr. Gofen”) has been appointed by the Company’s board of directors to serve as an independent director of the Company to fill the vacancy created by Mr. Elan Sigal who has served as an external director of the Company since August 2013 and his third term of office pursuant to the Israeli Companies Law, 5759-1999 has ended, effective as of the same day. The Board of directors has determined that Mr. Gofen satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules.

Mr. Gofen, age 71, served in the Israeli Air Force for 30 years between 1969 and 1999 and retired at the rank of Brigadier General. In 1993 he was appointed commander of the Ramon base. In September 1995 he was appointed commander of the Tel Nof base. After his retirement, he served as a project manager at Netcom Ltd., among the leading IT companies in Israel and from 2000 to 2008 he served as the CEO of CLP Industries Ltd., in the field of flexible packaging in the food industry. During the years 2010 to 2016 he served as an external director at Kafrit Industries (1993) Ltd, a leading manufacturer of Masterbatches and compounds for the plastic industry. In 2018, Mr. Gofen served as an observer director at Xsight Systems, a leading provider of AI-powered runway sensing solutions and in 2019, as a director at Solutum Technologies Ltd., a Cleantech start-up that develops a formula for plastic bags dissolving in water.

Mr. Gofen holds a B.A. degree in economics and business administration from Bar-Ilan University, an M.A. degree in political science from Haifa University, and is a graduate of the National Security College.

There are no family relationships between Mr. Gofen and any director or executive officer of the Company. There are no related party transactions between the Company and Mr. Gofen disclosable under Item 404 of Regulation S-K. To the best of the Company’s knowledge, there is no understanding or arrangement between Mr. Gofen and any other person pursuant to which he was appointed as an independent director.

RADA and DRS Merger

On June 21, 2022 RADA and Leonardo DRS, Inc. announced an all-stock merger to create a publicly-traded leader in advanced sensing and force protection. Upon completion of the transaction, the combined company expects to be listed on the Nasdaq and on the TASE under the ticker symbol “DRS”.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drones applications.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By: /s/ Dov Sella
Dov Sella
Chief Executive Officer

Date: August 30, 2022